Schedule 14A. (Rule 14a-101)
Information required in proxy statement.
Schedule 14A Information
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
Filed by the Registrant [  ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[ X ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[  ]  Definitive Proxy Statement
[  ]  Definitive Additional Materials
[  ]  Soliciting Material under  Rule 14a-12

Name of Registrant as Specified In Its Charter:
Microwave Filter Company, Inc.

 Name of Person(s) Filing Proxy Statement, if other than the
Registrant:
Furlong Fund, LLC

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[  ]  Fee computed on table below per Exchange Act Rules 14a-
6(i)(1) and 0-11

(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

 (4) Proposed maximum aggregate value of transaction:

 (5) Total fee paid:
[  ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

Preliminary Copy Subject to Completion
Dated February 7, 2012




Daniel Rudewicz
Furlong Financial, LLC
10 G Street, NE
Suite 710
Washington, DC 20002

Dear Fellow Shareholder:

	Furlong Fund ("Furlong"), a private investment fund run and operated by Furlong Financial, LLC, beneficially owns 77,875 common voting shares of Microwave Filter Company, Inc. (the "Company"), thereby representing approximately 3% of the Company. Furlong is seeking your support at the annual meeting of shareholders to be held on Wednesday, March 28, 2012 at 10:00 am local time or any adjournment or postponement thereof, at the Best Western Plus Carrier Circle, 6555 Old Collamer Road, East Syracuse, New York 13057 ("Annual Meeting"). Furlong is seeking your support for the following:

1.	To elect the Director nominees of Furlong, Daniel Rudewicz and
Ryan Morris (Nominees), in opposition to two (2) of the Company's nominees;

2.	To approve an amendment to the Amended and Restated Bylaws of the
Company, such amendment to provide for greater shareholder access to the Company's proxy materials;

3.	To ratify the appointment of EFP Rotenberg, LLP as the Company's independent auditors for the fiscal year ending September 30, 2012; and

4.	To transact any other business that may be properly be raised at the Annual Meeting.


	Furlong is seeking two seats on the Company's Board of Directors to ensure that the interests of the Company's shareholders are properly represented. The Board is currently composed of nine (9) Directors. Three (3) Director seats will be up for election at the Annual Meeting.


	Furlong is not seeking to control the Board, however, it hopes that this election will send a strong and persuasive message to the remaining incumbent Directors that the shareholders are dissatisfied with the corporate governance practices of the Company. Furlong is simply seeking to maximize the value of the Company's shares, a fiduciary obligation that must be met by the Company's Board of Directors. If elected, Furlong's Nominees will represent a minority of the members of the Board, specifically 2 of the 9 members or approximately 22%, and therefore cannot guarantee that its Nominees, if elected, will be able to enhance shareholder value.

	Furlong is soliciting proxies to elect not only its director
Nominees but   also the candidates who have been nominated by the
Company, other than Robert Essig and John Kennedy.   This process
gives shareholders the ability to vote for the total number of
Directors up for election at the Annual Meeting.    The background and
qualifications of the Company's nominees, added to other information about them, can be found in the Company's proxy statement.

       Furlong urges you to consider carefully the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished or made available to the shareholders on or about
February 16, 2012.

	Do not sign the Company's WHITE proxy card sent on or about February 15, 2012. It is imperative that you disregard all WHITE proxy cards sent by the Company. If you have already voted the WHITE proxy card furnished by the Company, you may exercise your right to change your vote by signing, dating and returning the enclosed BLUE proxy card at a later date or by voting in person at the Annual Meeting.

	If you have questions or require assistance or need additional copies of Furlong's proxy materials, please contact Mr. Daniel
Rudewicz, at the phone number located below.





Sincerely,

Daniel Rudewicz, CFA
Furlong Financial, LLC
202-999-8854




ANNUAL MEETING OF SHAREHOLDERS
OF
MICROWAVE FILTER COMPANY, INC.

 PRELIMINARY PROXY STATEMENT OF FURLONG FUND

PLEASE SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY.
PROXY CARDS SHOULD BE RETURNED TO: DANIEL RUDEWICZ
FURLONG FINANCIAL, LLC, 10 G STREET NE, SUITE 710 WASHINGTON, DC 20002

       This Proxy Statement and the enclosed BLUE proxy card are being furnished or made available by Furlong Fund ("Furlong"), upon the direction of Daniel Rudewicz and Furlong Financial, LLC. Furlong is seeking your support for the election of its director nominees to the Board of Directors of Microwave Filter Company, Inc. (the "Company") (collectively the "Board" or "Directors" and individually "Director") and for the approval of its amendment to the Amended and Restated Bylaws of the Company ("Bylaws"), such amendment to provide for
greater shareholder access to the Company's proxy materials.   Furlong
is seeking your support at the annual meeting of the shareholders to be held on Wednesday, March 28, 2012 at 10:00 am local time, or any adjournment or postponement thereof, at the Best Western Plus Carrier Circle, 6555 Old Collamer Road, East Syracuse, New York 13057 ("Annual
Meeting").   This Proxy Statement and the enclosed BLUE proxy card are
first being furnished or made available to the shareholders on or about February 16, 2012.

	This Proxy Statement and the enclosed BLUE proxy card are being furnished or made available to the shareholders of the Company for the following purposes and in reference to the following proposals:


1.	Proposal to elect the director nominees of Furlong, Daniel
Rudewicz and Ryan Morris ("Nominees"), in opposition to two (2) of the Company's nominees;

2.	Proposal to approve an amendment to the Bylaws of the Company, such amendment to provide for greater shareholder access to the Company's proxy materials;

3.	Proposal to ratify the appointment of EFP Rotenberg, LLP as the
Company's independent auditors for the fiscal year ending
September 30, 2012; and

4.	To transact any other business that may properly be raised at the
Annual Meeting.


       The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as the close
of business on February 7, 2012.   The mailing address of the
principal executive office of the Company is 6743 Kinne Street, East Syracuse, New York 13057. Shareholders of record at the close of business on February 7, 2012 are entitled to vote at the annual meeting. According to the Company, as of the record date, 2,586,227 shares of the Company's common voting stock were issued ("Shares"), outstanding, and entitled to vote at the Annual Meeting. As of the record date, Furlong beneficially owns 77,875 Shares of the Company's common voting stock, thereby representing approximately 3% of the Company. Furlong intends to vote such Shares (i) for the election of its Nominees to the Company's Board of Directors, (ii), for the election of all Company nominees, other than Robert Essig and John Kennedy, (iii) to approve the amendment to the Bylaws, providing for greater shareholder access to the Company's proxy materials, and (iv) to ratify the appointment of EFP Rotenberg, LLP as the Company's independent auditors for the fiscal year ending September 30, 2012.

THIS SOLICITATION IS BEING MADE BY FURLONG, AT THE DIRECTION OF FURLONG FINANCIAL LLC AND DANIEL RUDEWICZ, AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY OR THE COMPANY. FURLONG IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH FURLONG IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSON NAMED AS PROXY ON THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN HIS DISCRETION.

FURLONG URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN
FAVOR OF THE ELECTION OF FURLONG'S NOMINEES AND IN FAVOR OF THE
PROPOSED AMENDMENT TO THE BYLAWS.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE COMPANY'S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT, INCLUDING THE ELECTION OF FURLONG'S NOMINEES, BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY, INCLUDING THE ONE TO FURLONG, MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO FURLONG, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.




Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting.

This Proxy Statement and the enclosed BLUE proxy card are available at www.proxy14a.com

IMPORTANT

       Your vote is important, no matter how many Shares you own.
Furlong urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of its Nominees and FOR the amendment of the Bylaws.

*	If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it today to Furlong at the address listed below. If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with the Furlong's BLUE proxy card, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Other than incidental items, your broker cannot vote your Shares on your behalf without your instructions.

*	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or through the internet.

       Since only your latest dated proxy card will count, Furlong urges you not to return any WHITE proxy card you receive from the Company. Even if you return the WHITE proxy card marked "abstain" or "against" as a protest against the incumbent Directors, it will revoke any proxy card you may have previously sent to Furlong. The last card you submit must be the BLUE proxy card sent from Furlong. Remember, you can vote for Furlong's Nominees only on Furlong's BLUE proxy card, herein enclosed. Please make certain that the latest dated proxy card you return is Furlong's BLUE proxy card.


Please call Daniel Rudewicz if you need assistance in voting Furlong's BLUE proxy card:

Daniel Rudewicz
Furlong Financial, LLC
10 G Street, NE
Suite 710
Washington, DC 20002
202-999-8854





BACKGROUND OF THE SOLICITATION


From October 7, 2010 to February 11, 2011 Daniel Rudewicz, in his role as the Investment Advisor, Managing Member, and beneficial owner of all investments belonging to Furlong Financial and its related entities, including Furlong Fund and Furlong Samex, purchased 77,875 shares of the Company.

On January 31, 2011 Mr. Rudewicz sent two (2) letters to the Company stating that, in accordance with Article 6, Section 625 of New York Business Corporation Law, he would like to see the books, the minutes of the meetings of the Board of Directors, and the list of shareholders of the Company. In the letters, Mr. Rudewicz stated that he would be visiting the Company's headquarters on February 17, 2011.

On February 17, 2011 Mr. Rudewicz visited the Company's headquarters in East Syracuse, NY for a due diligence visit. Mr. Rudewicz met with the Company's CEO, Carl Fahrenkrug. Mr. Rudewicz also requested to see both the books and Board meeting minutes of the Company and the shareholder list of the Company. However, Mr. Rudewicz was told, to his understanding, that the Board had made the decision not to allow Mr. Rudewicz access to the requested information.

On March 8, 2011 Mr. Rudewicz sent a letter to the Board of Directors. The letter stated that Mr. Rudewicz was disappointed that the Board made the decision not to allow him access to the requested documents. In the letter, Mr. Rudewicz also thanked Mr. Fahrenkrug for visiting with him. Mr. Rudewicz stated that because he was displeased with the Board's decision to restrict a shareholder from seeing the books and records, he would be withholding his votes from two Directors at the upcoming meeting.

On March 10, 2011 Mr. Fahrenkrug sent a letter to Mr. Rudewicz to (1) clarify that during the February 17, 2011 meeting he had been speaking for management and that "[t]he Board of Directors has taken no position with regard to allowing you access to the shareholders list,
books and records of the Company.   In the past, however, the position
I articulated was the position of management and the Board," and (2) request an updated mailing address from Mr. Rudewicz.

On March 11, 2011 Mr. Rudewicz sent a response with a mailing address to the Company's Corporate Secretary, CFO and Board member, Richard Jones.


On July 22, 2011 Mr. Rudewicz sent a letter to the Board of Directors outlining possible corporate actions the Board could take to help the Company realize its true value. Mr. Rudewicz listed several actions the Company could take, including using the Company's excess cash to issue a one-time dividend, buy back Company shares, purchase a company within the industry, or purchase a company outside of the industry. The letter also suggested improving corporate governance by declassifying the Board or repealing the supermajority provisions from the Bylaws.

On September 26, 2011 Mr. Rudewicz called the Company and expressed his interest in being nominated as a Director.

On October 3, 2011 the Company sent a letter to Mr. Rudewicz. The letter was not received by Mr. Rudewicz until October 17, after he called the Company to follow up on the nomination. The letter dated October 3, 2011 requested, on behalf of the nominating committee, a resume of qualifications from Mr. Rudewicz.

On October 19, 2011 Mr. Rudewicz responded to the email with his resume and notified the nominating committee that if it should need any additional information or had any additional questions, it should contact him.

On October 26, 2011 Mr. Rudewicz spoke with Mr. Fahrenkrug on the phone about general matters and, specifically, about the date the nominating committee intended to meet. Mr. Rudewicz notified Mr. Fahrenkrug that if the nominating committee should need more information it should contact him. Mr. Fahrenkrug conveyed that he did not know when the nominating committee would meet.

On October 31, 2011 Mr. Rudewicz received a letter from Mr. Fahrenkrug stating that after speaking with the nominating committee chair, Daniel Galbally, he was told that the nominating committee intended to meet sometime in November. The letter also stated that Mr. Fahrenkrug would notify Mr. Rudewicz when a date was solidified. Mr. Rudewicz never received a notification from any member of the nominating committee or Mr. Fahrenkrug.

The week of December 18, 2011, having never received notice of when the nominating committee would meet, Mr. Rudewicz called to follow up on the status of his nomination. His call was never answered. Mr. Rudewicz left a voicemail for Mr. Fahrenkrug to call him back with more information. Mr. Rudewicz never received a call back.


On January 4, 2012 Mr. Rudewicz received an email from Mr. Fahrenkrug, who is not a member of the nominating committee, stating that, on behalf of the nominating committee, he was passing along information that the nominating committee would not nominate Mr. Rudewicz for election at the 2012 annual meeting. Mr. Rudewicz never received notification of when the nominating committee meeting was held. Furthermore, no member from the nominating committee ever contacted Mr. Rudewicz.

On January 4, 2012 the Company issued an 8-K, stating that the Company had nominated two new Directors for the Board.

On January 20, 2012 Mr. Rudewicz submitted adequate notice to the Company that he intended to nominate himself and Ryan Morris at the Company's 2012 Annual Meeting. The Notice also stated that it would propose an amendment to the Company's Bylaws, allowing for greater proxy access. The tentative text of the amendment was included in the notice. That text in substantially similar form is included in this Proxy Statement. Later that day, Furlong Fund issued a press release stating that it had provided the Company with its notice.

With the exclusion of the CEO and the CFO, at no point during the entire process did any member of the Board ever contact Mr. Rudewicz. The only contact Mr. Rudewicz received was from executive officers of the Company. Any decisions from the Board were communicated in letters or correspondence signed by the CEO.

With the exception of the CEO, the other eight (8) members of the Board currently sitting or to be nominated for election at the 2012 Annual Meeting, own a combined 7,054 shares of the company. This equates to 0.003% of the shares outstanding.




REASONS FOR PROSAL NO. 1: TWO (2) BOARD SEATS OUT OFNINE (9)
(2 SEATS OF THE CURRENT 3 UP FOR ELECTION)

	As a shareholder in the Company, Furlong has one major goal, to
see long term shareholder value increased.   If elected, Furlong's
nominees will work constructively with the rest of the Board and to the best of their ability in the effort to increase shareholder value.
  It's the opinion of Furlong that the usage of a classified
Board limits Director accountability, as classification ensures that certain Directors will not face removal at each annual meeting.
Furlong believes that without such threat of removal the Directors of the Company are less likely to pursue shareholder interests with the fervor necessary to see continued growth in shareholder value.
Furlong also believes that the supermajority vote required to change the classified Board structure further impedes Director accountability. A supermajority provision, requiring a two thirds vote (2/3) of all outstanding shares to change or eliminate classification, makes such classification very resistant to change or elimination by the shareholders. For the reasons stated above, Furlong believes that a classified board is not in the best interest of the shareholders. If elected, Furlong's Nominees will work with the rest of the Board in attempting to have these Bylaw provisions amended.

       Furlong is only seeking two seats on the Board and, in doing so, wishes to bring outside voices to the boardroom. Furlong's Nominees are committed to exercising their independent judgment and would seek to work constructively with the other Directors.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

       The Board is currently composed of nine (9) Directors.  Three (3)
Director seats are up for election.   Furlong is seeking your support
at the annual meeting to elect its Nominees, in opposition of two of the Company's nominees, Robert Essig and John Kennedy. Please note that Furlong is only seeking two (2) of the available three (3) seats for its Nominees.

       If elected, Furlong's Nominees will represent a minority of the members of the Board, approximately 22%, therefore it is not guaranteed that they will be able to enhance shareholder value.


 Furlong's Nominees

       Each Nominee, as listed below, is independent of the Company in accordance with the rules of the Securities and Exchange Commission and Section 301 of the Sarbanes-Oxley Act of 2002, as applicable to issuers listed on a national securities exchange or in an inter-dealer
quotation system,   Each Nominee is committed to exploring all
alternatives to increase shareholder value. If elected, the Nominees are committed to acting in the best interest of the Company's shareholders and will pursue their efforts diligently and promptly. Furlong's Nominations were made in a timely manner and incident to the notice sent to the Company on January 20, 2012, as required by the Company's Bylaws.

       The Nominees, if elected, will constitute a minority of the Board. If the nominees are elected and take office as Directors, they intend to discharge their duties as Directors of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

       Below are the (1) names and ages; (2) present principal occupation and employment; (3) and material occupations, positions, offices, employments and directorships for the past five years of the Nominees. Each of the Nominees has consented to serve as a director of the Company and be named in this Proxy Statement as a Nominee.

Ryan Morris (Age 27)

Present and Past Occupations and Directorships

Mr. Morris is the Managing Partner and founded Meson Capital Partners, LP in February 2009. Meson Capital Partners focuses on deep value, activist investment opportunities. Mr. Morris was recently a member of the equity committee for publicly traded HearUSA, Inc. which was responsible for selling the company assets and tripling the value to equity holders. Prior to founding Meson Capital Partners, Mr. Morris was co-founder & CEO of VideoNote LLC, a small and profitable educational software company with customers including Cornell University and The World Bank. Mr. Morris has a Bachelor's and Master's degree in Operations Research & Information Engineering from Cornell University and has passed all three levels of the Chartered Financial Analyst Program. Mr. Morris presently does not beneficially, directly or indirectly, own any Shares of the Company. 8


Education and Other Director Qualifications

Education:  BSc., M.Eng Operations Research and Information
Engineering, Cornell University. He has passed all three levels of the CFA Program.

Mr. Morris's current business address is 531 E. State St, Ithaca, NY, 14850. Mr. Morris is a citizen of Canada.

Daniel Rudewicz, CFA (Age 28)

Present and Past Occupations and Directorships

Mr. Rudewicz is the managing member of Furlong Financial LLC and has been the portfolio manager of the Furlong Fund LLC, and its related entities, since 2008. Mr. Rudewicz also currently serves as the Chairman of the Furlong Foundation, a not-for-profit corporation founded in 2007. Prior to managing the Furlong Fund, Mr. Rudewicz worked as an analyst at JPMorgan Investment Bank in 2008. From 2005 to 2008, Mr. Rudewicz worked at Raymond James Financial. Mr. Rudewicz is deemed to be the indirect beneficial owner of the 77,875 Shares beneficially and directly owned by Furlong.

Education and Other Director Qualifications

Education: Mr. Rudewicz graduated with honors with a BA in Economics from the University of Florida. He is currently pursuing his Juris Doctorate at Georgetown University Law Center. He is a CFA
Charterholder.

Mr. Daniel Rudewicz's current business address is 10 G Street NE,
Suite 710, Washington, DC 20002. Mr. Rudewicz is a citizen of the United States of America.

       The Nominees will not receive any compensation from Furlong for their role as Directors of the Company. There are no arrangements or understandings among any of Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by the Nominees to be named in this Proxy Statement and on the enclosed BLUE proxy card and to serve as a Director of the Company if elected.

       Furlong does not expect that its Nominees will be unable to stand for election, but, in the unforeseen event any of the nominees is incapable of serving or for good cause will not serve, the Shares represented by the enclosed BLUE proxy card will be cast for a substitute nominee, if the unforeseen eventuality is not prohibited under the Bylaws and applicable legalities. In addition, Furlong reserves the right to nominate a substitute person if the Company makes or announces any changes to its Bylaws or takes or verbalizes 9
       any other action that has, or if consummated would have, disqualified the Nominee, to the extent this action is not prohibited under the Bylaws and applicable law. In any such case, the Shares represented by the enclosed BLUE proxy card will be voted in favor of a substitute nominee. We reserve the right to nominate additional person(s), to the extent that opting for this action is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing number, or above its contemplated size at the conclusion of the Annual Meeting, or enlarges the number of Directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence should be without prejudice to the position of Furlong that any attempt by the Company to increase the size of the Board, or to re-classify, reconstitute or reconfigure the Board, would constitute unlawful manipulation of the Company's corporate machinery.

FURLONG RECOMMENDS THAT YOU VOTE FOR ALL OF ITS NOMINEES ON THE
ENCLOSED BLUE PROXY CARD.

REASONS FOR PROPSOAL NO. 2: AMENDMENT TO THE BYLAWS

	Furlong has proposed, through sufficient and proper notice to the Company as required under the Bylaws, that the Bylaws of the Company be amended. In short, the amendment would add a new provision to the Bylaws which would allow shareholders who have significant Share ownership in the Company, access to the Company's proxy materials when
trying to get a shareholder nominee elected.    Furlong believes the
amendment would make it easier and more cost effective to solicit proxies for shareholder nominees.  As a consequence this would greatly
increase the accountability of the incumbent Directors   because it
would be easier and cheaper to solicit votes for a shareholder nominee running in opposition to an incumbent Director. Furlong believes that such opposition would inspire incumbent Directors to greater performance. Director accountability is key to effective management and governance.

PROPOSAL NO. 2
AMENDMENT TO BYLAWS PROVIDING GREATER SHAREHOLDER ACCESS
TO COMPANY PROXY MATERIALS

       Furlong's proposed amendment was made in a timely manner and incident to the notice sent to the Company on January 20, 2012, as required by the Company's Bylaws.

        The potentially positive effects of the amendment are::
*	Upon meeting certain notice requirements, an eligible shareholder can cause the Company or Board of Directors to include in the 10

Company's proxy statement information relating to his or her director nominee.
*	The Company or Board of Directors will also be required to
include the eligible shareholder nominee on its proxy card and solicit proxies for the election of such nominee.
*	 Allowing such access to the Company's proxy materials would make it both easier and cheaper for an eligible shareholder to run his, her, or its nominees in opposition to nominees of the
Company.
*	Furlong believes that providing the access as intended by the amendment will serve to increase Director accountability.
*	An eligible shareholder is a person or a group of not more than five persons who has been the beneficial owner continuously of not less than 15% of the outstanding common voting shares of the
Company for a minimum of one month.
    The potentially negative effects of the amendment are:
*	The eligible shareholder, because of his, her, or its large
position in the Company, would be able to cast a significant number of votes for his, her, or its nominee, potentially giving the eligible shareholder effective control of the Company.
*	In exercising control, the eligible shareholder may accrue
fiduciary obligations similar to those of the Directors and
officers of the Company.  As with all fiduciary relationships, there is the possibility that the eligible shareholder may
underperform in his, her, or its fiduciary capacity.
       The above  summaries should only serve as   basic guidelines  as
to what is contained in the amendment and its  potential effects.
You should carefully read the text of the proposed amendment listed below. Furlong will vote your proxy in support of the amendment in the form presented but reserves the right to vote your proxy for any alternations to the amendment, if such alternations are proposed at the annual meeting.  If you have any questions concerning this amendment, please call Daniel Rudewicz at 202-999-8854. The proposed amendment is as follows:
RESOLVED, pursuant to paragraph (b) of Section 10 of Article II of the Bylaws (the "Bylaws") of Microwave Filter Company, Inc.
(the "Corporation"), the shareholders hereby amend the Bylaws to add Section 12 of Article II:
"Article II, SECTION 12. SHAREHOLDER ACCESS TO THE CORPORATION'S
PROXY MATERIALS.
       A.	Right of Access.
1. The Corporation or its Board of Directors shall include in the proxy statement distributed on behalf of the Corporation or its
Board of Directors for the Annual Meeting of Shareholders
(defined below) the information specified below (the "Required Information") with respect to the nominees of an Eligible
Shareholder (defined below) ("Access Nominees") for election as a director, if the nomination complies with the requirements of this Section.  The Corporation shall not be required to provide such access for more than the Maximum Number (defined below) of
Access Nominees.
2. The "Required Information" shall be (i) such information
concerning the Access Nominees and the Eligible Shareholder, as
is required under the rules of the SEC or otherwise required by applicable law to be provided by the Eligible Shareholder in connection with a solicitation of proxies for the election of such nominees and (ii) if the Eligible Shareholder so elects, a statement of not more than 500 words in support of the
nomination. The Required Information shall be furnished to the Corporation by the Eligible Shareholder in accordance with this
Section.  The form of proxy that the Corporation distributes for the Annual Meeting of Shareholders shall permit shareholders to give instructions for the voting of their shares with respect to the election of the Access Nominees in substantially the same manner as provided with respect to the nominees of the Board of Directors, but shall clearly distinguish between an Access
Nominee and a nominee of the Board of Directors.
       B.	Eligibility.
In order for information about the Access Nominees of an Eligible Shareholder to be included in the Corporation's proxy materials and proxies solicited for the election of such Access Nominees, the following requirements must be satisfied:
1. The Eligible Shareholder shall have provided to the Corporation notice of the nominee for whom it seeks access pursuant to this Section ("Notice of Access") not later than the last date by which notice of a nomination is required to be provided to the Corporation in accordance with Section 1 of
Article III. The Notice of Access shall contain (a) the Required Information, (b) to the extent the Eligible Shareholder is not the record owner of the shares on which it bases its eligibility for access hereunder, the information regarding the record ownership of such shares as required by paragraph E.4. below and
(c) any additional information, if any, required by Section 1 of
Article III.
2. The Eligible Shareholder's Notice of Access shall identify up to three Access Nominees for election as a director of the Corporation, such election to be held at the Annual Meeting of Shareholders.
3. Each Access Nominee shall be Independent (defined below) and shall not be a Disqualified Repeat Nominee (defined below).
4. The Eligible Shareholder shall represent and undertake in its Notice of Access that it, Its Access Nominees and Affiliates
(defined below) of the Eligible Shareholder (a) has not nominated and will not nominate for election to the Board of Directors at the Annual Meeting of Shareholders any individual other than the individuals named in its Notice of Access, (b) has not engaged and will not engage in a "solicitation" within the meaning of SEC
Rule 14a-1 in support of the election of any other individual as a director at the Annual Meeting of Shareholders other than an individual named in the Notice of Access and (c) will not distribute to any shareholder any form of proxy for the Annual
Meeting of Shareholders other than the form distributed by the Corporation.
5. The Eligible Shareholder shall comply with the requirements of paragraphs D.1. and D.2. of this Section.

       C.	Process.
1. The Corporation's Nominating Committee, if any, shall consider a Notice of Access, shall determine if an Access Nominee is Independent and may, in its discretion, make a recommendation to the Board of Directors that an Access Nominee should be nominated by the Board of Directors for election at the Annual Meeting of Shareholders. If the Corporation does not currently have a nominating committee, the current Board of Directors shall make the determinations noted above.
2. If the Board of Directors nominates an Access Nominee as part of the Board's slate of nominees, the Notice of Access will be deemed withdrawn and the former Access Nominee shall be presented to the shareholders in the same manner as any other nominee of the Board of Directors. If the Board of Directors does not so nominate an Access Nominee, access to the Corporation's proxy materials shall be provided in accordance with the terms and subject to the conditions of this Section.
3. The Board of Directors or a committee thereof may adopt such rules or guidelines for applying the provisions of this Section as it determines are appropriate.  These may include timing and other such adjustments as may be appropriate in the event an
Access Nominee for whom Notice of Access has been provided
becomes unavailable or unwilling to serve or becomes ineligible.
If there are more than the Maximum Number of nominations for which access to the Corporation's proxy materials has been sought in compliance with this Section, access hereunder shall be
provided for only the Maximum Number of nominations, which shall be the nomination(s) made by the Eligible Shareholders(s)
Beneficially Owning (defined below) the most common voting shares of the Corporation, as determined in the case of each Eligible Shareholder based on its Beneficial Ownership (defined below) on the date as of which it reported its Beneficial Ownership in its Notice of Access, assuming the nomination complies with this
Section in all other respects.
       D.  	Other Requirements.
1. The Eligible Shareholder shall have executed and delivered to the Corporation not later than 30 days after delivering its
Notice of Access an undertaking acknowledging its responsibility for the Required Information, all other information submitted to the Corporation pursuant to this Section and all of its and its
Access Nominee's communications to shareholders in connection with the election of directors at the Annual Meeting of
Shareholders.
2. The Eligible Shareholder and its Access Nominee(s) shall each provide to the Corporation prompt written notice of (a) any material change in its Beneficial Ownership of the common voting shares of the Corporation occurring since the Notice of Access was provided and before the election of directors at the Annual Meeting of the Shareholders and (b) any material error recognized by the Eligible Shareholders or its Access Nominee(s) in, or any change in circumstances that makes incorrect or misleading in any material respect, the information previously provided by the
Eligible Shareholder or its Access Nominee(s) in the Notice of
Access or otherwise provided in accordance with this Section.
       E.  	Definitions Not Accounted For Throughout This Section.
For the purposes of this Section, the following definitions shall apply:
1. An "Affiliate" of a person shall mean another person that, directly or indirectly through one of more intermediaries, controls, is controlled by or is under common control with such person.
2. A person shall be the "Beneficial Owner" of and shall be deemed to be "Beneficially Owning" only those common voting shares of the Corporation as to which the person possesses both
(i) the full voting rights pertaining to the shares and (ii), after giving effect to any swap, hedging, derivative or synthetic ownership contract or arrangement with respect to the common voting shares of the Corporation to which the person is a party or is bound or is the beneficiary, the full economic interest in (including the right to dispose of and the opportunity for profit 14


and risk of loss on) such shares. A person shall also be deemed to be the "Beneficially Owner" or be "Beneficially Owning" common voting shares held in the name of an Access Nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's Beneficial Ownership of common voting shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the person or in which any fiduciary, attorney-in-fact or distributee succeeds to or otherwise acts for such person by reason of the death, disability, liquidation or occurrence of a comparable event with respect to such person.
3. A "Disqualified Repeat Nominee" in respect of an Annual
Meeting of Shareholders shall mean an individual as to whom access to the Corporation's proxy materials for the immediately preceding Annual Meeting of Shareholders was provided and who withdrew from or became ineligible or unavailable for election at such Meeting.
4. An "Eligible Shareholder" shall mean a person or a group of not more than five persons who has been the Beneficial Owner continuously of not less than 15% of the outstanding common voting shares of the Corporation for a minimum of one month at the date of submission of its Notice of Access and thereafter continuing through the date of the election of directors at the Annual Meeting of Shareholders as to which it submitted its Notice of Access and who complies with the other provisions of this Section. To the extent that an Eligible Shareholder is not the record holder of the common voting shares of which it has Beneficial Ownership, the Eligible Shareholder shall submit with its Notice of Access evidence from the record holder showing that the shares that it holds are and have for at least the required minimum period been held for the benefit of the Eligible
Shareholder or one or more intermediaries from whom the Eligible Shareholder derives its Beneficial Ownership and, if the Eligible Shareholders derives its Beneficial Ownership through any such intermediary, like evidence from such intermediary of the Eligible Shareholder's interest in the shares. For purposes of this Section, Beneficial Owners of shares who jointly nominate an individual for election as a director shall be considered a group if they have agreed in writing to so act, are so identified in the Notice of Access, and the undertakings required by this Section are provided with respect to each such person. For purposes of determining if a group satisfies the foregoing share ownership requirement, the common voting shares of the Corporation Beneficially Owned by any member of a group continuously for at least the foregoing minimum period shall be 15 aggregated with the common voting shares Beneficially Owned continuously for at least the foregoing minimum period by each other member of such group and no person may be a member of more than one group in respect of the Annual Meeting of Shareholders for which the group gave a Notice of Access.
5. "Independent" with respect to an Access Nominee shall mean that the nominee would be considered an independent director in accordance with the listing standards of the principal U.S.
securities market in which the common voting shares of the Corporation trade or, if no such listing standards are applicable at the time, in accordance with the standards used by the Board of Directors or a duly authorized committee thereof in determining and disclosing the independence of the Corporation's directors in accordance with the rules of the SEC.
6. The "Maximum Number" of nominees for which access to the Corporation's proxy materials may be provided in respect of an Annual Meeting of Shareholders shall be one-third (1/3) of the total number Directors as of the last date by which advance notice of the nomination by a shareholder of an individual for election as a director at the Annual Meeting of Shareholders may be timely given to the Corporation in accordance with Section 1 of Article III.
7. All references in this Section to rules of the SEC shall refer to the rules of the
Securities and Exchange Commission as in effect on the date this Section becomes effective and as such rules may be amended from time to time thereafter or any successor provision of the SEC's rules.
8. An "Annual Meeting of Shareholders" shall include a special meeting of shareholders to elect directors held in lieu of an annual meeting of shareholders and any adjournment of an annual meeting of shareholders or any such special meeting of the shareholders."
FURLONG RECOMMENDS THAT YOU VOTE FOR THE PROPOSED AMENDMENT

PROPOSAL NO. 3
RATIFICATION OF THE COMPANY'S INDEPENDENT AUDITOR

       As discussed in further detail in the Company's proxy statement, the Board has appointed EFP Rotenberg, LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2012 and is proposing that shareholders ratify 16

       such appointment. For more details on the appointment please refer to the Company proxy materials sent to you on or about February 15, 2012.

FURLONG MAKES NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF EFP ROTENBERG, LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2012 FISCAL YEAR AND INTENDS TO VOTE ITS SHARES "FOR" THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

       Only shareholders of record will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Shareholders who sell Shares before the record date (or acquire them without voting rights after the record date) may not vote such Shares. Shareholders of record on the record date will retain their voting rights in connection with the Annual Meeting even if they sell their Shares after the record date. Based on publicly available information, Furlong believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares. As indicated in the Company's proxy materials sent on or about February 15, 2012, the record date is the close of business on February 7, 2012. At the record date 2,586,227 Shares of the
Company's stock were issued, outstanding and entitled to vote at the Annual Meeting.
       Shares represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Furlong's Nominees to the Board, FOR the Company's nominees other than Robert Essig and John Kennedy, FOR the proposed amendment to the Bylaws dealing with greater shareholder access to Company proxy materials, FOR EFP Rotenberg, LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2012, and in the discretion of the person named as proxy on all other matters as may properly come before the Annual Meeting.
       According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate three (3) candidates for election as Directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect not only Furlong's Nominees, but also the Company's nominees other than Robert Essig and John Kennedy. This gives shareholders who wish to vote for Furlong's Nominees the ability to exercise their full voting rights by allowing them to cast votes for all the Director seats up for election. The background and qualifications of the Company's nominees and other information about them, can be found in the Company's proxy statement. There is 17

       no assurance that any of the Company's nominees will serve as Directors if Furlong's Nominees are elected.
Requirements as to Quorum
	In order to constitute a quorum with respect to each matter to be presented at the Annual Meeting, one third (1/3) of the outstanding Shares entitled to vote must be represented at the Annual Meeting, either in person or proxy. If you vote using the BLUE proxy card, your Shares will be part of the quorum. Under this solicitation, abstentions and broker non-votes will count as Shares that are present for the purpose of establishing a quorum, but will not be counted as votes cast in favor of or against the election of directors or in favor of or against the approval of the proposed amendment to the Bylaws. A "broker non-vote" is a proxy submitted by a bank, broker or other custodian that does not indicate a vote for some of the proposals because the broker does not have or does not exercise discretionary voting authority on certain types of proposals and has not received instructions from its client as to how to vote on those proposals.
	Brokers cannot vote on their customers' behalf on "non-routine" proposals. If you hold your Shares in "street name" and do not provide voting instructions to your bank, broker, or other custodian, your Shares will not be voted on any proposal on which your broker does not have or does not exercise discretionary authority to vote, including any non-routine matter for which you do not provide voting instructions. A broker non-vote on any of the non-routine proposals presented at the Annual Meeting will have no effect on the outcome of the proposal. The election of Directors and the proposal to amend the Bylaws are non-routine proposals.

Votes Required

       Election of Directors: According to the Company's proxy statement and the Bylaws, Directors are elected by a plurality vote. This means that of all the Directors nominated, including both Furlong's Nominees and the Company's nominees, the three (3) nominees receiving the highest number of FOR votes will be elected to office. A shareholder who abstains or withholds votes with respect to the election of Directors will have no effect on the outcome.

       Amendment of the Company's Bylaws Granting Greater Shareholder
Access: According to the Bylaws, the amendment proposed in this Proxy Statement requires a majority of the votes cast in order to pass.
This means that the number of votes FOR the proposal must exceed the number of votes AGAINST the proposal. A shareholder who abstains with respect to this proposal will have no effect on the outcome.


       Ratification of EFP Rotenberg, LLP as the Company's Independent
Auditor: According to the Company's proxy statement and the Bylaws, the ratification of the proposed accounting firm requires a majority
of the votes casted in order to pass.   This means that the number of
votes FOR the proposal must exceed the number of votes AGAINST the proposal. A shareholder who abstains with respect to this proposal will have no effect on the outcome.

Revocation of Proxies

       Shareholders of the Company may revoke their proxies at any time by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to Furlong Financial, LLC in care of Daniel Rudewicz at the address located at the top of this Proxy Statement or to the Secretary of the Company, Mr. Richard Jones, at 6743 Kinne Street, East Syracuse, New York 13057. Although a revocation is effective if delivered to the Company, Furlong requests that either the original or photostatic copies of all revocations be mailed to Daniel Rudewicz at Furlong Financial, LLC at the address at the top of this Proxy Statement so that Furlong will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date. Additionally, Furlong may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

       SOLICITATION OF PROXIES AND ASSOCIATED COSTS

       The solicitation of proxies pursuant to this Proxy Statement is being made by Furlong, at the direction of Furlong Financial LLC and Daniel Rudewicz. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

       Furlong has entered into an agreement with Hafelein White, LLC, an Illinois based law firm, for legal services in connection with this solicitation, for which Hafelein White, LLC will receive a fee not to exceed $6,000, together with reimbursement for its reasonable out-of-pocket expenses. Hafelein White, LLC will not be soliciting proxies on behalf of Furlong. Furlong may enter into an agreement with Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge will only be responsible for mailing this Proxy Statement and the attached BLUE proxy card to the shareholders specified by Furlong. Broadridge will receive a fee not to exceed $2,500. Broadridge will use approximately five (5) to ten (10) employees in its mailing efforts. Furlong, with the ministerial assistance of Broadridge, if Broadridge is retained, will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Furlong has requested banks, brokerage houses and other custodians, nominees

and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Additionally, Furlong may reimburse these record holders for their reasonable out-of-pocket expenses in so doing.
       The entire expense associated with the solicitation of proxies is being borne by Furlong. The entire estimated cost of this solicitation is $9,000. Furlong may choose to seek reimbursement from the Company for all or some of the costs associated with this solicitation. The question of reimbursement will not be submitted to the vote of the Company's security holders.

PARTCIPANT INFORMATION

	The participants in this proxy solicitation are Furlong Financial LLC, Furlong Fund ("Furlong"), Daniel Rudewicz, and Ryan Morris.

       Furlong Financial, LLC is a private investment management company that owns and operates Furlong as its sole general partner. Furlong is a private investment fund which is comprised of a diverse portfolio of securities investments. The principal business of Furlong is the buying and selling of securities for investment purposes. The principal business of Furlong Financial, LLC is serving as the general partner of Furlong Fund.

       The principal occupation of Daniel Rudewicz is serving as the sole managing member of Furlong Financial, LLC.

       The principal occupation of Ryan Morris is managing partner at Meson Capital Partners, LP, a private investment management company.

       The principal business address of Furlong Financial, LLC, Furlong Fund and Daniel Rudewicz is 10 G Street, NE Suite 710, Washington, DC 20002.

       The principal business address of Ryan Morris is 531 E. State St, Ithaca, NY, 14850.

Share Ownership of the Participants

	Ryan Morris does not beneficially, directly or indirectly, own any Shares of the Company.

       Furlong Fund beneficially and directly owns 77,875 shares of the Company. As the sole general partner of Furlong Fund, Furlong Financial, LLC may be deemed to beneficially and indirectly own the 77,875 shares beneficially owned by Furlong Fund. Daniel Rudewicz, as the sole managing member of Furlong Financial, LLC, may be deemed to beneficially and indirectly own the 77,875 shares deemed to be beneficially owned by Furlong Financial, LLC.

Other Interests, Transactions and Qualifications

        Except as set forth in this Proxy Statement: (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation beneficially, directly or indirectly, owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company;
(ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.


INFORMATION RELATING TO LARGE BENEFICICAL SHAREHOLDERS

The following Information was taken from the Company's proxy statement sent on or about February 15, 2012:

Share ownership of Shareholders Holding 5% or more of Company stock as of February 7, 2012

Name and Address 					Shares of Common Stock
Beneficially Owned

       Number		Percentage
Hummingbird Management, LLC				417, 578       		16.1%
145 East 57th Street - 8th Floor
New York, New York 10022

The above is based on the Share information for Hummingbird
Management, LLC reported on Schedule 13D filed by it on December 16, 2009. Hummingbird Management, LLC reported sole voting power and sole dispositive power to all such shares and shared voting power with respect to none of the shares.

INFORMATION RELATING TO SHARES OWNED BY DIRECTORS AND EXECUTIVE
OFFICERS OF THE COMPANY AS A GROUP

The following Information was taken from the Company's proxy statement sent on or about February 15, 2012:

Share ownership of Directors and executive officers of the Company as a group as of February 7, 2012

Directors and officers                	Shares of Common Stock
Beneficially Owned
                                           		Number   	Percent

Carl F. Fahrenkrug *                      		72,298     	2.8%
Frank S. Markovich *                       		4,340      	**
Daniel Galbally *                         	  	0      		**
Sidney Chong *                              	1,000      	**
Robert R. Andrews *                         	1,214      	**
Richard L. Jones *                          	0      		**
Perry A. Harvey *                           	0      		**
John J. Kennedy *                             	500      		**
Anne Tindall*                                   	0      		**
All Directors and Executive
Officers as a group (nine persons)  		79,352     	3.1%

*Director of the Company.
**Denotes less than one percent of class.

TRANSACTION IN SECURITIES OF MICROWAVCE FILTER COMPANY, INC.
DURING THE PAST TWO YEARS
Class of Security, Number of Securities Purchased/(Sold) by Furlong Fund, Date of Purchase/Sale
Common Voting Stock	1	10/7/2010
Common Voting Stock	686	10/11/2010
Common Voting Stock	5,000.00	11/12/2010
Common Voting Stock	5,000.00	11/12/2010
Common Voting Stock	1,400.00	11/22/2010
Common Voting Stock	1,488.00	11/24/2010
Common Voting Stock	2,500.00	11/29/2010
Common Voting Stock	2,500.00	11/29/2010
Common Voting Stock	2,500.00	11/29/2010
Common Voting Stock	2,500.00	11/30/2010
Common Voting Stock	2,500.00	11/30/2010
Common Voting Stock	2,500.00	12/9/2010
Common Voting Stock	2,500.00	12/9/2010
Common Voting Stock	5,000.00	12/17/2010
Common Voting Stock	2,500.00	12/22/2010
Common Voting Stock	2,500.00	12/22/2010
Common Voting Stock	4,500.00	12/29/2010
Common Voting Stock	1,000.00	1/5/2011
Common Voting Stock	5,000.00	1/5/2011
Common Voting Stock	7,000.00	1/7/2011
Common Voting Stock	100	1/10/2011
Common Voting Stock	541	1/14/2011
Common Voting Stock	978	1/18/2011
Common Voting Stock	1,500.00	1/21/2011
Common Voting Stock	2,500.00	1/21/2011
Common Voting Stock	100	1/24/2011
Common Voting Stock	900	1/25/2011
Common Voting Stock	1,450.00	1/27/2011
Common Voting Stock	381	2/1/2011
Common Voting Stock	500	2/1/2011
Common Voting Stock	1,000.00	2/1/2011
Common Voting Stock	5,350.00	2/8/2011
Common Voting Stock	4,000.00	2/11/2011



OTHER MATTERS AND ADDITIONAL INFORMATION

Other Matters

	Other than matters and proposals discussed above, Furlong is not aware of any other matters to be considered at the Annual Meeting. However, should other matters, of which Furlong is not aware of a reasonable time before this solicitation, are brought before the Annual Meeting, the person named as proxy on the enclosed BLUE proxy card will vote on such matters in his discretion.

Shareholder Proposals

	According to the Company's proxy statement for the Annual Meeting, if you wish to submit a proposal to be included in the Company's proxy materials for the Company's 2013 annual meeting, such proposal must be received by the Secretary of the Company at the Company's principal executive office no later than November 1, 2012. The proposal should be sent by certified mail, return receipt requested.

	Additionally, according to the Company's Bylaws, in order to properly present a proposal (including nominations for the Board) at the annual meeting (whether or not to be included in the Company's proxy materials), the Bylaws of the company require advance notice of such proposal. In order to be timely, notice must be sent to the Secretary of the Company not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by a shareholder will be timely if delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. The notice that you must provide must include specific information concerning the proposal (including the nomination of the Directors). In the event that a shareholder proposal intended to be presented for action at an annual meeting is not received in a timely manner, then the persons designated as proxies in the proxies solicited by the board of directors in connection with that Annual Meeting will be permitted to use their discretionary voting authority with respect to the proposal, whether or not the proposal is discussed in the proxy statement for that annual meeting. Please see the Company's Bylaws for further instruction.


Incorporation by Reference

FURLONG HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.

 FURLONG DOES NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY FURLONG IN THESE PROXY MATERIALS IS UNTRUE.
THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY
STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE
INFORMATION.



IMPORTANT

       Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Furlong your proxy FOR the election of Furlong's Nominees and FOR the amendment to the Bylaws, giving shareholders greater access the Company's proxy materials, by taking the following steps:

*	Signing and the enclosed BLUE proxy card,
*	Dating the enclosed BLUE proxy card, and
*	Mailing the enclosed BLUE proxy card TODAY in the envelope
provided.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the internet.


If you have any questions or require any additional information concerning this Proxy Statement, please contact Daniel Rudewicz at the information noted below:

Daniel Rudewicz
Furlong Financial, LLC
10 G Street, NE
Suite 710
Washington, DC 20002
202-999-8854



PRELIMINARY BLUE PROXY CARD

MICROWAVE FILTER COMPANY, INC.
2012 ANNUAL MEETING OF SHAREHOLDERS
THIS PROXY IS BEING SOLICITED ON BEHALF OF FURLONG FUND, FURLONG
FINANCIAL, AND
DANIEL RUDEWICZ

THE BOARD OF DIRECTORS OF MICROWAVE FILTER COMPANY, INC. IS NOT
SOLICITING THIS PROXY

       The undersigned appoints Daniel Rudewicz, as sole managing member of Furlong Financial, LLC, attorney and agent with full power of substitution to vote all shares of common stock of Microwave Filter Company, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the 2012 annual meeting of Shareholders of the Company scheduled to be held on Wednesday, March 28, 2012 at 10:00 am local time or any adjournment or postponement thereof, at the Best Western Plus Carrier Circle, 6555 Old Collamer Road, East Syracuse, New York 13057 ("Annual Meeting").

       The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorney and proxy, his substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Furlong Fund ("Furlong") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE
REVERSE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1, 2, AND 3

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side or the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE















PRELIMINARY BLUE PROXY CARD

VOTE BY MAIL

Please complete, sign, date and return the proxy card in the envelop provided, addressed to Daniel Rudewicz, Furlong Financial, LLC, 10 G Street NE, Suite 710 Washington, DC 20002. This proxy card and the related proxy statement can be accessed at www.proxy14a.com.


TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE, AND RETURN IN THE PROVIDED ENVELOPE
----------------------------------------------------------------------
[x] Please mark vote as in this example


FURLONG RECOMMENDS A VOTE "FOR" ITS NOMINEES LISTED IN PROPOSAL 1

1.	FURLONG'S PROPOSAL TO ELECT DIRECTORS

Furlong's Nominees:

Daniel Rudewicz
Ryan Morris

       [   ]		FOR ALL NOMINEES
       [   ]		WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES
       [   ] 	FOR ALL NOMINEES EXCEPT

       Furlong intends to use this proxy to vote (i) "FOR" Daniel Rudewicz and Ryan Morris, and (ii) "FOR" the nominees of the Company other than Robert Essig and John Kennedy. Furlong is not seeking authority to vote for Company nominees Robert Essig or John Kennedy and will not exercise any such authority. The background and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the
Company's proxy statement.   There is no assurance that any of the
candidates nominated by the Company will serve as directors if Furlong's Nominees are elected.

Note: If you do not wish for your shares to be voted "FOR" a particular nominee, mark the "FOR ALL NOMINEES EXCEPT" box and write the name(s) of the nominee(s) you do not support in the line below. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for nominees of the Company by writing the name(s) of the nominee(s) below.

_________________________________________________

FURLONG RECOMMENDS A VOTE FOR PROPOSAL 2

2.	FURLONG'S PROPOSAL THAT THE BYLAWS OF THE COMPANY BE AMENDED AS
PROVIDED IN THE PROXY STATEMENT

				For		Against		Abstain

       			[   ]		[   ]			[   ]

3.	THE COMPANY PROPOSAL THAT 	EFP ROTENBERG, LLP BE APPOINTED AS
	THE COMPANY'S INDEPENDENT AUDITORS FOR THE	FISICAL YEAR ENDING
SEPTEMBER 30, 2012
				For		Against		Abstain

				[   ]		[   ]			[   ]




Dated ____________________________, 2012


___________________________________________
(Name)


___________________________________________
(Signature)


___________________________________________
(Signature, if held jointly)


___________________________________________
(Title)

NOTE: WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC. SHOULD INDICATE IN WHAT
CAPACITY THEY ARE SIGNING.  PLEASE SIGN EXACTLY AS THE NAME APPEARS ON
THIS PROXY.




20